Teradata Corporation

2835 Miami Village Drive

Miamisburg, OH 45342

February 5, 2009

Mr. Mark Kronforst

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 3, 2008

File No. 001-33458

Dear Mr. Kronforst,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission raised in your letter dated January 22, 2009 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2007 filed on March 3, 2008 (File No. 001-33458). The Staff’s comment is included below in bold, followed by the Company’s response.

Form 10-K for Fiscal year Ended December 31, 2007

Item 15.	Exhibits, Financial Statement Schedules, page 77

1. We note your response to our prior comment number 15 and the language on page 31 of the proxy that states: “([i]n connection with the spin off of Teradata from NCR, in August 2007, each of the Named Executive Officers received an offer letter to join Teradata. Each letter agreement sets forth, among other things, the Named Executive Officer’s base salary, incentive opportunities, entitlement to participate in Teradata’s benefit plans and initial equity awards. In addition, the letters contain standard 12-month post-termination, non-competition, non-solicitation and non-hire covenants and a perpetual confidentiality covenant.” As such it appears that the agreements with Messrs. Langos, Harrington and Fair constitute management contracts and compensatory contracts, and are required to be filed under Item 601(b)(10)(iii)(A).

Response:

The Company notes the Staff’s comment and will file the offer letters for Messrs. Langos, Harrington and Fair, including the recent amendments thereto in a Current Report on Form 8-K under Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann
Stephen M. Scheppmann
Executive Vice President and Chief Financial Officer
Teradata Corporation

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

Michael F. Koehler, Director, President and Chief Executive Officer

James M. Ringler, Chairman of the Board of Directors